Filed Pursuant to Rule 424(b)(7)
Registration No. 333-283084
PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated November 20, 2024)

$100,000,000
Red River Bancshares, Inc.
Common Stock
Preferred Stock
Depositary Shares
Debt Securities
Warrants
Units

Up to 928,557 Shares of
Common Stock Offered
by the Selling Stockholders

The following information amends and supplements information contained in the prospectus, dated November 20, 2024, relating to the offer and sale by (a) Red River Bancshares, Inc. of common stock, preferred stock, depositary shares, debt securities, warrants and units, in one or more offerings, up to a total dollar amount of $100,000,000, and (b) the selling stockholders named in the prospectus of up to an aggregate of 928,557 shares of common stock.

This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information that is presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any amendments or supplements thereto.

Investing in our securities involves risks. You should carefully consider the Risk Factors referred to on page 7 of the prospectus and set forth in any applicable prospectus supplement and in the documents incorporated or deemed incorporated by reference herein before making any decision to invest in our securities.
These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 22, 2025.

SELLING STOCKHOLDERS

The following information is being provided to update the stockholder table and related narrative discussion in the prospectus to reflect the sale by S3 Dynamics, L.P. of 100,000 shares of common stock to us on May 22, 2025. The information set forth in the narrative discussion and table below supersedes and replaces the information in the prospectus under the section entitled “Selling Stockholders.”

The following table sets forth to our knowledge, certain information about the selling stockholders as of May 22, 2025, based on information furnished to us by the selling stockholders regarding the beneficial ownership of shares of our common stock and the number of shares of our common stock that may from time to time be offered or sold by them pursuant to this prospectus. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares beneficially owned before the offering is based on the number of shares of our common stock owned by the selling stockholders. The information regarding shares beneficially owned after the offering assumes the sale of all such shares that are offered by the selling stockholders and that the selling stockholders do not acquire any additional shares. Percentage of beneficial ownership is calculated based on 6,683,276 shares of common stock outstanding as of May 22, 2025 after giving effect to the repurchase.

	Shares Beneficially Owned Prior to the Offering		Maximum Number of Shares to be Sold	Shares Beneficially Owned After the Offering
Name of Selling Stockholders	Number of Shares	Percent of Class	Pursuant in this Offering†	Number of Shares	Percent of Class
John Charles Simpson Jr. Trust UA 25-NOV-03 (1)	266,407	4.0%	266,407	—	—%
Angela Katherine Simpson Trust UA 25-NOV-03 (1)	259,739	3.9%	259,739	—	—%
S3 Dynamics, L.P. (2)	302,411	4.5%	302,411	—	—%

(1)Consists of 266,407 shares of Common Stock held of record by the John Charles Simpson Jr. Irrevocable Trust UA 25-NOV-03 (“JCSJ Trust”) and 259,739 shares of Common Stock held of record by the Angela Katherine Simpson Irrevocable Trust UA 25-NOV-03 (“AKS Trust”). Simeon A. Thibeaux is the sole trustee of the JCSJ Trust and the AKS Trust and has sole voting and sole dispositive power over these shares.
(2)Shares are held by S3 Dynamics, L.P. The sole general partner of S3 Dynamics, L.P. is S3 Management, L.L.C. which has management authority over S3 Dynamics, L.P. and Mr. Thibeaux is one of three managers of S3 Management, L.L.C. Mr. Thibeaux is also the trustee or an investment advisor of trusts owning approximately 95% of the limited partnership interests in S3 Dynamics, L.P. Mr. Thibeaux has shared voting and shared dispositive power over these shares.

Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. The selling stockholders may offer all, some, or none of their shares of common stock. We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table above.

We will pay all expenses of the registration of the shares of our common stock to be offered by us and the selling stockholders under this prospectus including, without limitation, qualification and filing fees, and printing expenses, except that the selling stockholders will pay the registration fee associated with their securities and any underwriting discounts and selling commissions incurred by them in connection with such sales. We may indemnify the selling stockholders against liabilities, including liabilities under the Securities Act. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus.

On March 13, 2024, we entered into a stock repurchase agreement (the “March Stock Repurchase Agreement”) with the AKS Trust and the JCSJ Trust for the purchase by us of an aggregate of 200,000 shares of common stock (100,000 from each of the AKS Trust and JCSJ Trust) in a privately-negotiated transaction for a total purchase price of approximately $10.0 million. The March Stock Repurchase Agreement contained customary representations and warranties, covenants, and closing conditions.

On August 8, 2024, we entered into a stock repurchase agreement (the “August Stock Repurchase Agreement”) with the AKS Trust and the JCSJ Trust for the purchase by us of an aggregate of 60,000 shares of common stock (30,000 from each of the AKS Trust and JCSJ Trust) in a privately-negotiated transaction for a total purchase price of approximately $3.0 million. The August Stock Repurchase Agreement contained customary representations and warranties, covenants, and closing conditions.

    On November 5, 2024, we entered into a stock repurchase agreement (the “November Stock Repurchase Agreement”) with the AKS Trust and the JCSJ Trust for the purchase by us of 50,000 shares of common stock (25,000 from each of the AKS Trust and the JCSJ Trust) in a privately-negotiated transaction for a total purchase price of approximately $2.5 million. The November Stock Repurchase Agreement contained customary representations and warranties, covenants and closing conditions.

The beneficiaries of the AKS Trust and the JCSJ Trust are the children of former director John C. Simpson, who served as a Company director from 1998 through May 2022.

On May 22, 2025, we entered into a stock repurchase agreement (the “May Stock Repurchase Agreement”) with the S3 Dynamics, L.P. and S3 Management, L.L.C. for the purchase by us of an aggregate of 100,000 shares of common in a privately-negotiated transaction for a total purchase price of approximately $5.1 million. The May Stock Repurchase Agreement contained customary representations and warranties, covenants, and closing conditions.